Exhibit 99.1

Kamada Reports Second Quarter and First Six Months of 2020 Financial Results, Recent Corporate
Achievements and Strong Cash Position

●	Second Quarter Revenues were $33.1 million, Compared to $35.3 million in 2019, First Half 2020 Revenues were $66.4 million, up 7% from 2019

●	Net Income for the Second Quarter and for the First Half of 2020 was $3.5 million and $8.7 million, Respectively, Compared to $6.1 million and $11.1 million in 2019 Respectively

●	Significant Progress Achieved in Development of a Plasma-Derived Immunoglobulin (IgG) Product as a Potential Treatment for Coronavirus Disease (COVID-19)

●	Approximately $100 million of Available Net Cash as of June 30, 2020

●	Exploring Business Development Initiatives Targeted to Mitigate the Effect of the Planned Transition of GLASSIA® Manufacturing to Takeda During 2021

●	Company Reiterates Full-Year 2020 Total Revenue Guidance of $132 Million to $137 Million

REHOVOT, Israel – August 12, 2020 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a plasma-derived biopharmaceutical company, today announced financial results for the three and six months ended June 30, 2020.

“Kamada presented solid financial and operational performance during the first six months of 2020,” said Amir London, Kamada’s Chief Executive Officer. “While the global COVID-19 pandemic persists, we generated total revenues of $66.4 million during the first half of the year, representing an increase of 7% year-over-year. Importantly, our manufacturing plant continues to be operational and we do not anticipate any meaningful changes in the foreseeable future due to COVID-19 pandemic. Based on our results in the first six months of 2020 and our current outlook for the remainder of the year, we are reiterating our guidance of total revenues of between $132 million and $137 million for full-year 2020.”

“We continue to expeditiously advance the development of our plasma-derived immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19),” continued Mr. London. “We have completed manufacturing of the initial batches of our product and earlier this week we announced first-patient-in our Phase 1/2 open label clinical trial in Israel. We are also working with the support of our partner, Kedrion Biopharma, toward obtaining FDA’s acceptance of the proposed clinical development program and we expect to hold a pre-IND meeting with the FDA during this quarter.”

“We are intensively exploring business development opportunities to mitigate the effects of the planned transition of GLASSIA® manufacturing to Takeda during 2021. I am optimistic that these opportunities, funded by our strong cash position, along with our organic commercial growth, our investigational COVID- 19 IgG product, the expected future royalty payments from Takeda together with the contract manufacturing of an FDA approved and commercialized specialty IgG product will contribute to our future growth” concluded Mr. London.

Financial Highlights for the Three Months Ended June 30, 2020

●	Total revenues were $33.1 million in the second quarter of 2020, a 6% decrease from the $35.3 million recorded in the second quarter of 2019
o	Proprietary Products segment revenues in the second quarter of 2020 were $22.6 million, a 17% decrease from the second quarter of 2019. The decrease this quarter is due to expediting shipments in the first quarter in anticipation of global transportation instability in the wake of the COVID-19. Overall six months revenues from the Proprietary Products segment are up 1%.

o	Distribution segment revenues were $10.5 million in the second quarter of 2020, a 31% increase from the second quarter of 2019

●	Gross profit was $11.1 million in the second quarter of 2020, compared to $13.6 million reported in the second quarter of 2019

o	Proprietary Product segment gross margins in the second quarter were 43%, down three percentage points from the second quarter of 2019, in line with previous guidance expecting three to five percentage points’ annual decrease which is attributable to a change in sales product mix and reduced plant utilization.

●	Operating expenses, including Research and Development, Sales and Marketing, General and Administrative, and Other expenses, totaled $7.1 million in the second quarter of 2020, as compared to $7.2 million in the second quarter of 2019

o	2020 Research and Development expenses guidance was for an expected 20-25% annual increase. Given COVID-19-related delays we currently expect a 15-17% increase for full year 2020 as compared to 2019.

●	Net income was $3.5 million, or $0.08 per share, in the second quarter of 2020, as compared to net income of $6.1 million, or $0.15 per share, in the second quarter of 2019

●	Adjusted EBITDA, as detailed in the tables below, was $5.5 million in the second quarter of 2020, as compared to $7.8 million in the second quarter of 2019

●	Cash provided by operating activities was $10.7 million in the second quarter of 2020, as compared to cash provided by operating activities of $6.8 million in the second quarter of 2019

Financial Highlights for the Six Months Ended June 30, 2020

●	Total revenues were $66.4 million in the first six months of 2020, a 7% increase from the $62.1 million recorded in the first six months of 2019
o	Revenues from the Proprietary Products segment for the first six months of 2020 were $47.9 million, a 1% increase from the $47.7 million reported in the first six months of 2019
o	Revenues from the Distribution segment were $18.4 million in the first six months 2020, a 28% increase from the $14.4 million recorded in the first six months of 2019
●	Gross profit was $22.6 million in the first six months 2020, a 9% decrease from the $24.8 million reported in the first six months 2019, primarily due to changes in the product mix
●	Operating expenses, including Research and Development, Sales & Marketing, General and Administrative, and Other expenses, totaled $13.7 million in the first six months 2020, as compared to $13.2 million in the first six months 2019
●	Net income was $8.7 million, or $0.20 per share, in the first six months of 2020, as compared to net income of $11.1 million, or $0.27 per share, in the first six months of 2019
●	Adjusted EBITDA, as detailed in the tables below, was $11.8 million in the first six months of 2020, as compared to $14.5 million in the first six months of 2019
●	Cash provided by operating activities was $8.7 million in the first six months of 2020, as compared to cash provided by operating activities of $12.8 million in the first six months of 2019

Balance Sheet Highlights

As of June 30, 2020, the Company had cash, cash equivalents, and short-term investments of $104.7 million, as compared to $73.9 million at December 31, 2019.

Conference Call

Kamada management will host an investment community conference call on Wednesday, August 12, 2020, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 855-327-6837 (from within the U.S.), 1-809-458-327 (from Israel), or 631-891-4304 (International) and entering the conference identification number: 10010379. The call will also be webcast live on the Internet on the Company’s website at www.kamada.com.

About Kamada

Kamada Ltd. (“the Company”) is a commercial stage plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other countries through local distributors. The Company’s second leading product is KamRab®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KEDRAB® through a strategic partnership with Kedrion S.p.A. In addition to Glassia and KEDRAB, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection, and during 2020, the Company initiated the development of a plasma derived immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding 1) Total revenues to be in the range of $132 million to $137 million for fiscal 2020; 2) not anticipating meaningful changes in operations in the foreseeable future due to COVID-19 pandemic; 3) actions taken to mitigate the effect of the planned transition of GLASSIA manufacturing to Takeda during 2021; 4) optimism that business development opportunities, funded by our strong cash position, along with our organic commercial growth, our investigational COVID- 19 IgG product, the expected future royalty payments from Takeda together with the contract manufacturing of an FDA approved and commercialized specialty IgG product will contribute to our future growth; 5) developments relating FDA’s acceptance of the proposed clinical development program and clearance of Kamada’s IND relating to its plasma-derived immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19) following the pre-Investigational New Drug (IND) meeting with the FDA expected to take place in the third quarter of 2020; 6) guidance of an expected annual three to five percentage points decrease in the Proprietary Product segment gross margin which is attributable to a change in sales product mix and reduced plant utilization; and 7) previously expected increase of 20-25% in Research and Development expenses for 2020 in comparison to 2019 will not materialize mainly related to COVID-19 related delays in research projects and current expectation of an approximately 15-17% increase in Research and Development expenses in full year 2020 as compared to 2019. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, availability of sufficient raw materials required to maintain manufacturing plans, the effects of the COVID-19 pandemic and related government mandates on the availability of adequate levels of work-force required to maintain manufacturing plans, disruption to the supply chain due to COVID-19 pandemic, continuation of inbound and outbound international delivery routes, ability to offset significant revenue loss associated with GLASSIA manufacturing transitioning to Takeda, continued demand for Kamada’s products, including GLASSIA and KEDRAB, in the U.S. market and its Distribution segment related products in Israel, financial conditions of the Company’s customer, suppliers and services providers, ability to obtain regulatory approval for clinical trials of the plasma-derived hyperimmune IgG product for COVID-19, ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies and on-going compassionate-use treatments, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com

CONSOLIDATED CONDENSED BALANCE SHEETS

	As of June 30,		As of December 31,
	2020	2019	2019
	Unaudited		Audited
	U.S Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$57,399	$23,835	$42,662
Short-term investments	47,272	38,122	31,245
Trade receivables, net	19,823	25,497	23,210
Other accounts receivables	2,980	3,292	3,272
Inventories	47,646	35,501	43,173
Total Current Assets	175,120	126,247	143,562

Non-Current Assets
Property, plant and equipment, net	24,574	24,478	24,550
Right-of-use-assets	3,796	3,946	4,022
Other long term assets	1,058	174	352
Contract asset	911	-	-
Deferred taxes	632	1,644	1,311
Total Non-Current Assets	30,971	30,242	30,235
Total Assets	$206,091	$156,489	$173,797
Liabilities
Current Liabilities
Current maturities of bank loans	$431	$480	$489
Current maturities of lease liabilities	990	960	1,020
Trade payables	22,760	19,879	24,830
Other accounts payables	5,497	4,876	5,811
Deferred revenues	589	461	589
Total Current Liabilities	30,267	26,656	32,739

Non-Current Liabilities
Bank loans	63	482	257
Lease liabilities	3,704	3,988	3,981
Deferred revenues	1,025	542	232
Employee benefit liabilities, net	1,267	818	1,269
Total Non-Current Liabilities	6,059	5,830	5,739

Shareholder’s Equity
Ordinary shares	11,662	10,418	10,425
Additional paid in capital	207,731	179,471	180,819
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	411	8	8
Capital reserve from financial assets measured at fair value through other comprehensive income	-	187	145
Capital reserve from share-based payments	6,204	9,663	8,844
Capital reserve from employee benefits	(356)	4	(359)
Accumulated deficit	(52,397)	(72,258)	(61,073)
Total Shareholder’s Equity	169,765	124,003	135,319
Total Liabilities and Shareholder’s Equity	$206,091	$156,489	$173,797

CONSOLIDated condensed statements of comprehensive income

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2020	2019	2020	2019	2019
	Unaudited		Unaudited		Audited
	U.S Dollars In thousands

Revenues from proprietary products	$47,942	$47,662	$22,625	$27,281	$97,696
Revenues from distribution	18,437	14,388	10,464	7,972	29,491

Total revenues	66,379	62,050	33,089	35,253	127,187

Cost of revenues from proprietary products	27,881	25,178	12,934	14,688	52,425
Cost of revenues from distribution	15,932	12,088	9,040	6,965	25,025

Total cost of revenues	43,813	37,266	21,974	21,653	77,450

Gross profit	22,566	24,784	11,115	13,600	49,737

Research and development expenses	6,970	6,253	3,623	3,487	13,059
Selling and marketing expenses	2,118	2,280	1,178	1,188	4,370
General and administrative expenses	4,619	4,621	2,307	2,527	9,194
Other expenses	34	28	32	5	330
Operating income	8,825	11,602	3,975	6,393	22,784

Financial income	615	559	298	274	1,146
Income (expense) in respect of securities measured at fair value, net *	102	(58)	-	(7)	(5)
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	65	(528)	(367)	(215)	(651)
Financial expenses	(135)	(149)	(58)	(72)	(293)
Income before tax on income	9,472	11,426	3,848	6,373	22,981
Taxes on income	796	360	390	230	730

Net Income	$8,676	$11,066	$3,458	$6,143	$22,251

Other Comprehensive Income (loss):
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income	(188)	198	-	90	143
Gain (loss) on cash flow hedges	441	71	200	(3)	92
Net amounts transferred to the statement of profit or loss for cash flow hedges	(7)	(2)	(41)	-	(23)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	-	-	-	-	(388)
Tax effect	15	(49)	(12)	(21)	(11)
Total comprehensive income	$8,937	$11,284	$3,605	$6,209	$22,064

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.20	$0.27	$0.08	$0.15	$0.55
Diluted net earnings per share	$0.20	$0.27	$0.08	$0.15	$0.55

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$8,676	$11,066	$3,458	$6,143	$22,251

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	2,380	2,251	1,188	1,124	4,519
Financial expenses (income), net	(647)	176	127	20	(197)
Cost of share-based payment	588	634	330	319	1,163
Taxes on income	796	360	390	230	730
Loss (gain) from sale of property and equipment	(6)	(2)	(6)	4	(2)
Change in employee benefit liabilities, net	(2)	31	16	(5)	94
	3,109	3,450	2,045	1,692	6,307
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	3,416	2,602	6,432	(2,125)	5,117
Decrease (increase) in other accounts receivables	741	249	(772)	118	(214)
Increase in inventories	(4,473)	(6,185)	(5,859)	(3,793)	(13,857)
Decrease (increase) in Contract asset and deferred expenses	(911)	(272)	(490)	(26)	399
Increase (decrease) in trade payables	(2,719)	1,927	4,497	4,295	6,259
Increase (decrease) in other accounts payables	(314)	(53)	866	457	863
Decrease in deferred revenues	793	(126)	396	(63)	(283)
	(3,467)	(1,858)	5,070	(1,137)	(1,716)
Cash received (paid) during the period for:

Interest paid	(107)	(124)	(52)	(61)	(243)
Interest received	601	300	150	128	1,106
Taxes paid	(74)	(16)	(13)	(8)	(134)
	420	160	85	59	729

Net cash provided by operating activities	$8,738	$12,818	$10,658	$6,757	$27,571

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2020	2019	2020	2019	2019
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities

Proceeds of investment in short term investments, net	$(15,646)	$(5,128)	$-	$(4,070)	$1,727
Purchase of property and equipment and intangible assets	(1,901)	(757)	(1,005)	(453)	(2,300)
Proceeds from sale of property and equipment	6	9	6	3	9
Net cash used in investing activities	(17,541)	(5,876)	(999)	(4,520)	(564)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	20	9	15	6	16
Repayment of lease liabilities	(540)	(529)	(262)	(266)	(1,070)
Repayment of long-term loans	(246)	(232)	(123)	(117)	(476)
Proceeds from issuance of ordinary shares, net	24,894	-	-	-	-

Net cash provided by (used in) financing activities	24,128	(752)	(370)	(377)	(1,530)

Exchange differences on balances of cash and cash equivalent	(588)	(448)	(1,178)	(62)	(908)

Increase in cash and cash equivalents	14,737	5,742	8,111	1,798	24,569

Cash and cash equivalents at the beginning of the period	42,662	18,093	49,288	22,037	18,093

Cash and cash equivalents at the end of the period	$57,399	$23,835	$57,399	$23,835	$42,662

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$345	$4,548	$287	$117	$5,035
Purchase of property and equipment	$722	$385	$722	$385	$992

Adjusted EBITDA
	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2020	2019	2020	2019	2019
	In thousands
Net income	$8,676	$11,066	$3,458	$6,143	$22,251
Taxes on income	796	360	390	230	730
Financial expense (income), net	(647)	176	127	20	(197)
Depreciation and amortization expense	2,380	2,251	1,188	1,124	4,519
Non-cash share-based compensation expenses	588	634	330	319	1,163
Adjusted EBITDA	$11,793	$14,487	$5,493	$7,836	$28,466

Adjusted net income
	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2020	2019	2020	2019	2019
	In thousands
Net income	$8,676	$11,066	$3,458	$6,143	$22,251
Share-based compensation charges	588	634	330	319	1,163
Adjusted net income	$9,264	$11,700	$3,788	$6,462	$23,414